Exhibit 99.1

Constellium to Sell Three German Extrusion Plants to Vaessen Aluminium

Paris, July 18, 2023 – Constellium SE (NYSE: CSTM) today announced that it signed a binding agreement with Vaessen Aluminium for the sale of three of Constellium’s soft alloy extrusion facilities located in Landau, Crailsheim and Burg in Germany for a total cash consideration of €48.8 million.

With nearly 450 employees, the three Constellium plants specialize in soft alloy extruded products for the Building & Construction, Transportation and Industry markets in Europe.

Vaessen Aluminium belongs to a longstanding family-owned industrial group, headquartered in Belgium, active in aluminium billets and profiles (E-Max), in lighting and ceiling (Kreon) and in wall cladding (Limeparts Drooghmans).

The transaction is expected to close in the second half of 2023 and is subject to customary closing conditions and regulatory approval.

About Constellium

Constellium (NYSE: CSTM) is a global sector leader that develops innovative, value-added aluminium products for a broad scope of markets and applications, including aerospace, automotive and packaging. Constellium generated €8.1 billion of revenue in 2022. www.constellium.com

Forward-looking statements

Certain statements contained in this press release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. This press release may contain “forward-looking statements” with respect to our business, results of operations and financial condition, and our expectations or beliefs concerning future events and conditions. You can identify forward-looking statements because they contain words such as, but not limited to, “believes,” “expects,” “may,” “should,” “approximately,” “anticipates,” “estimates,” “intends,” “plans,” “targets,” likely,” “will,” “would,” “could” and similar expressions (or the negative of these terminologies or expressions). All forward-looking statements involve risks and uncertainties. Many risks and uncertainties are inherent in our industry and markets, while others are more specific to our business and operations. These risks and uncertainties include, but are not limited to: market competition; economic downturn; disruption to business operations; the Russian war on Ukraine; the inability to meet customer demand and quality requirements; the loss of key customers, suppliers or other business relationships; supply disruptions; excessive inflation; the capacity and effectiveness of our hedging policy activities; the loss of key employees; levels of indebtedness which could limit our operating flexibility and opportunities; and other risk factors set forth under the heading “Risk Factors” in our Annual Report on Form 20-F, and as described from time to time in subsequent reports filed with the U.S. Securities and Exchange Commission. The occurrence of the events described and the achievement of the expected results depend on many events, some or all of which are not predictable or within our control. Consequently, actual results may differ materially from the forward-looking statements contained in this press release. We undertake no obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by law.

2